Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GoGreen Investments Corporation

Commission File No. 001-40941

The following is a transcript of a podcast recording by Smarter Markets that was made available to the public. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Lifezone Metals Limited (“Lifezone”) believes that none of these are material.

Episode Transcription

David Greely

Hello, John. Welcome to Smarter Markets.

John Dowd

Thank you. Great to be here.

David Greely

Well, it’s a real pleasure to talk with you today. A lot of what we’ve talked about on this series, is about how critical it is to find ways to move investment dollars to high quality projects that push the energy transition forward and address the problem of climate change. And I’ve been looking forward to talking with you about your approach to this, at GoGreen. GoGreen Investments [Corporation] was created to help private companies, working on solutions to climate change, raise funding on Wall Street.

And so I was hoping to start off today to get your sense of what are the big obstacles you see facing these companies as they seek funding and how are you looking to help them?

John Dowd

So I think there are a couple of big problems; the first is finding something that you’re able to fund that is not easy to fund. All right?

David Greely

Yeah.

John Dowd

[What is] important, is that, it not be too crowded. You know, you don’t want to be the 10th company in a space to go public and try and raise money. And ironically, if it’s easy to raise money for a space, you probably don’t want to be putting money there. So it’s a beautiful challenge. Right. How do you find a company that is doing something that is absolutely necessary, that Wall Street just doesn’t quite appreciate yet? By definition, that’s where the upside comes from. And you’re looking for a company that has a great solution, has a great management team, has a great valuation, that’s difficult to raise money for, because those are the best investments. That’s what you’re looking for.

David Greely

Absolutely. Obstacles often create the best investment opportunities. And you’ve spent a career investing in energy and the natural resource sector. And so I was curious, can you take your career and use that to put into context, put into perspective, the type and scale of the investment opportunity that you see being created by the energy transition now?

John Dowd

I think it’s bigger than anything I’ve been a part of so far. The different investment banks have come out with estimates that are in the trillion dollar range. What society is trying to do is epic, it’s transformative, and we’re trying to do it in a very, very quick timetable. So it’s difficult to overstate the magnitude of work and investment and energy and effort that needs to go into this. You know, I’ve been through a lot of different energy cycles and economic cycles and commodity cycles. And for most of those, we were trying to add supply and we were trying to do more of something that we had done before. Now we’re trying to add supply in a space where we haven’t actually done it before. You know, society hasn’t built, to my knowledge, it hasn’t built a town fully powered by solar and wind. We haven’t found, if you ignore or if you move away from hydro as a storage solution, we haven’t found an economic storage solution that’s capable of providing and storing the energy for an entire town to survive through periods of intermittency with wind and solar. Yet we’re trying to do this for the entire world, right? So this is no small feat.

This is a laudable goal. We all understand the risks of climate change to our countries, to our way of life, to society. How we’re going to fix this is not yet in stone. So that’s the challenge, right? This takes a massive refocus of everybody to conserving energy, to producing energy in a cleaner manner, to storing energy. It’s a wholesale shift.

This is not similar to the seventies or eighties, when it was simply a question of doing more of something that you knew how to do. We need to do more of something that we actually haven’t figured out how to do yet. And that’s a big one.

David Greely

That is, and getting back to your first comment, it’s probably one of the things that people really don’t understand about what’s trying to be attempted. And I’m curious, as you talk with potential investors or people in your life, what do you see as some of the things that people just don’t understand about the energy transition that’s probably creating some of these opportunities? What are some of the things that, you know, maybe that Wall Street just doesn’t get yet?

John Dowd

So the biggest, directly feeds into what we’re trying to do. I think broadly speaking, everybody is for wind, everybody is for solar, everybody is for batteries. And there seems to be a little bit of a misconception as to where batteries come from. And mining has had a very, very difficult history, a very, very challenging history, and made a lot of mistakes.

That said, every battery in the world is made out of something that we mine. I was reading some research from Goldman Sachs and they show that the most over owned group from ESG funds is clean energy and one of the most under owned groups is mining. So the biggest misconception is that we can do this without mining. Right? The biggest misconception is that mining is not good for the environment.

Now I will be the first to admit that the mining industry needs to reinvent itself and reinvent the way they do mining in order to help out the local population, in order to help out society, in order to help out the environment. That said, it’s a necessity to go forward and to invest in ways to reinvent mining in order to progress the clean energy revolution.

That’s my opinion.

David Greely

And I want to come back and talk about that in some detail with you. But when you bring up battery metals, we’ve talked about this on the podcast before and it’s certainly in commodities a time tested investment strategy to, you know, own the bottleneck in the system. And when you look at the projected demand for batteries as part of the electrification relative to the supply, it certainly looks like a bottleneck.

I’m curious, do you see that as one of the big bottlenecks in the system and are there others that you think are equal in scope?

John Dowd

That’s the biggest we’ve found, the fact that Wall Street has, I think Wall Street has raised over $100 billion for electric vehicles and batteries, and yet the amount of capital raised for clean mining has been negligible. That’s a huge bottleneck. Right? And this isn’t a forecast of demand growth. This is what we’re seeing.

That’s solid. That’s in stone. What we aren’t seeing is a comparable amount of investment in the mining space to address it. When I look at where the investment is taking place, it’s not necessarily in the cleanest jurisdictions. When we were doing due diligence on Lifezone, we timed our first trip to coincide with that of a battery metals purchasing team that was also on the ground visiting the asset in Tanzania.

And what they told us is that they can consume all the nickel they want from Indonesia, but if they do that they use up their entire CO2 budget per car. And to me that’s a profound statement. It means that they need to find cleaner sources of mining. It means that they are willing to pay for cleaner sources of mining.

It, to me, suggests that the product the automobile industry has is no a longer car, but it’s a clean, environmentally palatable solution to transportation. And that’s new, right? That’s a complete transformation.

David Greely

And I just want to ask you one more question on this, because it’s not complicated mathematics to see that supply and demand aren’t lining up on these things. But the cognitive dissonance of the batteries we need relative to the minerals were producing to create them, it’s still there. And I’m curious, when you talk with the people, the car makers, when you talk with the miners, do they see the problem and do they just not know how to address it?

John Dowd

I think they’re getting there. I don’t think they’re stating it as a problem. We were at the BMO Metals and Mining Conference this year and what I heard is that the prior year there was one auto company who showed up and this year there were 15 auto companies that showed up. It’s very interesting to see the auto industry as the client at a metals and mining industry.

I expected tons of people from Wall Street and people I knew, and they were there. But we were also seeing numerous auto companies show up for the first time. When I asked each one of them if they had done a supply and demand balance for clean metals, for clean nickel and how easy was it going to be to achieve their business model of, say, you know, moving to either 100% or 50% electric by the end of the decade, none of them admitted to actually having done that math.

And that’s fascinating to me, right? Because this is their stated goal. This is their business model. And it’s very clear the constraint to them achieving their business model is the availability of affordable and environmentally palatable clean metals. So, Lifezone is running a process right now to market their offtake. They are having companies reach out to them and ask for details about the metal and ask about how to get access to this metal.

So there’s definitely interest on the part of the auto industry. You know, one of the things that has given me, I think, the courage to go forward with this project, despite Wall Street’s reluctance to invest in the mining industry, is two things; one is the reluctance of Wall Street to invest in mining, right? That’s absolutely a precursor to making a good investment.

And the second is the fact that the auto industry desperately needs this. And I think the auto industry will be willing to fund projects like this regardless of whether or not Wall Street will. For most of my career I spent on Wall Street, I spent about 14 years at Sanford Bernstein. I spent about 14 years at Fidelity. And, you know, you grow up in an industry and you start to think that they’re always right and they’re always 6 to 12 months ahead of industry.

This is a case where I think industry is actually ahead of Wall Street. I think the auto companies have set these goals. They’re working to achieve these goals. I don’t think we’re seeing enough investment from Wall Street to make this doable in a very cost effective fashion. I think we need far more investment by Wall Street.

David Greely

And you’ve also, in that answer, given us some insights into your investment process and the importance of having a good team. But I want to ask you a little bit more directly. How did you go about creating your team and establishing an investment process? Maybe just what are the key elements that you wanted in both?

John Dowd

So I wanted to put together a team of people with complementary skillsets and complementary networks. The goal was to put together a team that has more skills than any single individual. The goal is for one plus one plus one to equal five or seven or eight. I gave a speech to my kid’s school about two years ago where I walked them through that the goal was to put together a team where one plus one plus one equals five, and they’re all convinced I don’t know how to do math. They tease my son who goes to the school, because of that. But at the end of the day, the reason teams come together, the reason teams are more efficient than individuals is because they know you add value.

So we put together a team of two people with Wall Street experience, two people with clean energy experience, two people with conventional industrial experience. And really that’s people with three different languages. So Vikas Anand was CEO of GE’s Onshore Americas’ wind turbine business. That’s a multibillion dollar business. Dan Foley was CEO of Acciona America, and he has done wind, solar or battery projects in 48 out of the 50 states.

I can’t pretend to know what they know. Right? So when they speak, I’m constantly surprised. Govind Friedland grew up in the mining industry from his dad as Robert Friedland. Govind went to the Colorado School of Mines and spent his entire career basically in the mining industry. And he knows everybody in the mining industry. I can’t predict what he’s going to say. Right?

The worst thing you want to do is put together a team of people where you can finish all their sentences. If you can do that, it defeats the whole purpose of having a team. So that the goal was to de-risk this process as much as possible by broadening our network and by bringing together people with complementary skillsets.

And then we all nominated our mentors to be on the board. So on the board. Neha Palmer ran Google’s energy strategy for a decade. Livia Mahler, CEO of Computational Geosciences, a subsurface imaging company. Greg Hill, CEO of Hess [Corp.]. Robert Macleod, former CEO of Frontline [Ltd.] tankers, the biggest tanker company in the world. Nereida Flannery was an early employee at Alibaba and then co-founded an investment bank in China.

[Vice] Admiral [Dennis] McGinn was the former assistant secretary of the Navy in charge of energy installation and the environment. And we met with this team every two weeks to give ourselves a deadline to get their input on what we’re doing. And they were fabulous meetings. I mean, these were meetings of 12 people. And I felt like it was an honor to be involved with it.

I was learning so much through the process. We met with 70 different private companies. We signed NDAs with over 30 private companies, and it was extraordinary. There are so many really, really bright, talented people out there who have come up with solutions to climate change and are just looking to scale them, access capital, mature them. So it’s an incredibly optimistic viewpoint on the world.

It’s very different than what we see in the newspaper. And it’s colored my thinking a little bit. The newspapers, they don’t have the best window into what’s going on because you have to sign an NDA to get access to all of this information. By definition it’s confidential and private. These are business models that are trying to progress.

That said, there are numerous, very, very attractive companies out there and a lot of very entrepreneurial people all over the world with solutions to climate change.

David Greely

That’s great to hear. And, you know, we’ve been fortunate enough to talk with Robert Friedland a number of times about the critical need for greater investment in the mining industry in order to provide the metals for the energy transition. And when you look at these opportunities, these solutions in need of funding, I’d love to talk a bit about the specific project you’re working on right now for producing nickel sulfide in a cleaner way with a mine that you’re working on.

And I’m curious of all the opportunities out there, what focused you on this investment?

John Dowd

Two things. One is, when we were going through this process, most of the companies in the clean energy space were missing earnings estimates because of supply chain, because of supply chain challenges. And this is the first time in my career that supply chain and inflation have been just joined at the hip. Part of the inflation that we’re doing is, I think, due to the lack of investment we’re seeing in the supply chain for all of these materials and goods, and that’s something that requires a lot of capital spending to address.

So part of it was just an awareness or a recognition that the biggest challenges taking place are in the metals and supply chain space. Part of it was because of Govind. Definitely having Govind on board gave us the ability to due diligence this process and project and go forward with it. Part of it was an investment from BHP, so we haven’t talked about valuation. Important in this whole SPAC business is to do a deal that is attractively valued and GoGreen is merging with Lifezone Metals at a valuation in line with the last private market valuation, the last private market valuation was done by BHP, the largest publicly traded miner in the world. They invested $90 million into the underlying asset and $10 million into the technology, putting a value on this company. They did that when nickel was $20,000 a ton, now nickel’s closer to $24,000 a ton and we are purchasing at that valuation. So why this deal, the ability to do a deal? We are doing a deal that is at last private market valuation that has the endorsement and the participation of one of the largest, most experienced companies in the world.

It is, I believe, low on the cost curve. It’s a company that is over 3% nickel equivalent grade and because of that grade, it should be one of the lowest cost nickel projects out there. It is nickel sulfide rather than nickel laterite. Nickel sulfides, as a rule, are better for the environment when processing than nickel laterites. For nickel laterites they’re generally 1% grade nickel. So you have to smelt 100 tons of ore to get one ton of nickel. Nickel sulfides, the first thing you do is grind it up and float it. You’ve got a concentrate that’s 20% nickel and therefore you’re typically smelting something, you’re smelting five tons of nickel concentrate to get one ton of nickel. Much better for the environment. And this company also has a clean processing technology that I think offers immense optionality for the future.

It’s, rather than smelting, which is cooking something at 1200 degrees plus Celsius and burning off everything that’s not metal, you are putting this into a pressure oxidation vessel, because it’s under pressure, you can cook it to 200 degrees and achieve the same result. This is a technology that’s been used in the gold processing industry for decades, and Lifezone is porting it to the nickel industry.

So to summarize, it has the valuation of last private valuation. It has a partner in the form of BHP. It has the optionality of the technology and it’s fundamentally addressing a part of the supply chain that is seeing structural and investment. So obviously I’m enthusiastic about this.

David Greely

Well, we’d expect you to be and I wanted to ask you about this other piece of it, because, you know, Robert’s also been very clear about his pursuit of the goal of reinventing mining to make it more sustainable and environmentally responsible. And you talked about, you know, using a different process in the smelting, or relative to smelting. And I’m curious, how else are you approaching the need to lower the carbon emissions in the battery metals supply chains?

John Dowd

Most of it’s the processing, right? Most of it’s the processing. The energy is going to come from hydroelectric. So that’s clean as well. That’s what should drive this to be one of the lowest emitting sources of nickel on the planet. That’s important in and of itself. When you read Tesla’s reports, I think 31% of the pollution from making the battery comes from processing of the nickel.

So that’s fundamentally what we are trying to do is remove that pollution source. That’s why the company is called Lifezone. The founder CEO, Keith Liddell. His belief is, there’s one Lifezone that we live in and we have to take care of it. So this is fundamentally an environmental services company. The ESG credentials don’t stop there. The company, BHP as well, are definitely looking to make this as good a possible project for the local community as possible.

That means maximizing the amount of local labor. It means holding the project to the best international standards. It means partnering with the government rather than the history of the mining industry. And I think it’s also hard to overstate how significant that is. So the original contract that the company has, gives the government of Tanzania a 16% carry in the project.

It also gives the country a 6% royalty, and the country has about a 30% tax rate. So in aggregate, once investors have been paid back their investment, half the cash flow from this project is going to go to the government of Tanzania. So what’s that mean? It depends on your nickel price, and it depends on whether or not we upsize the project.

But this project, once up and running, could add north of 5% to the government of Tanzania’s tax revenues. And that’s just huge. So when we were invited by the Department of Commerce and by the Biden administration to announce this project at the U.S. Africa Leaders Summit in Washington. That’s why we announced the project on December 13th.

We went there and the State Department did their job and they got me seated next to the president of Tanzania. The one question for us was, “How can we help to make this project go faster?” So this is a project that is not just about cleaning up the environment. It’s also about helping it. It’s helping the country of Tanzania develop and grow.

It’s already one of the fastest-growing countries in Africa from a GDP point of view. It already has one of the best credit ratings in Africa. It’s a country that is open for business. So it’s been a pleasure working with them and meeting with them.

David Greely

And I wanted to ask you a little bit more about working with the government in Tanzania, because it’s so important that as we decarbonize the energy supply chain, we don’t do it at the cost of harming the local environment or irresponsible development in countries. And what would you recommend to others looking to mine or work in natural resources, in places like Tanzania? Like, what do you find is the key to a good partnership with the government?

John Dowd

I mean, I think the key is making it a partnership, right? It’s making sure they have an economic interest, a substantial economic interest, making sure there’s very, very good communication between the project team and the government, making sure you’re all aligned. But I think it’s like any good partnership. It comes down to communication and sharing. So I think this team that is in place running the project, where you’re combining the entrepreneurs from Lifezone, with the experienced team from BHP and the team that’s responsible to the local society in the form of the government of Tanzania.

I think it’s a perfect balance and a perfect mix.

David Greely

That’s terrific. And I wanted to go back to earlier in the conversation, you mentioned how with the ESG ratings, what you’ll often see is batteries at the top, mining at the bottom. But as you’re doing this more sustainable mining, environmentally responsible partnering with local governments, are you seeing Wall Street recognize those efforts to be more responsible, both socially and environmentally?

John Dowd

I think there’s a small group of investors who is very aware of the bottlenecks to the energy transition and where they lie. They’re looking for a low cost way to play a theme, but they’re not looking to pay the valuations that some of the publicly traded companies have, and they are investing in low cost alternatives in the mining space.

I don’t think the space is really getting the ESG accolades that it deserves. You know, ESG as an investment style has gone through different permutations. It’s been fundamentally challenging because it’s subjective. Well, that’s one problem. The second problem is that E and S are often anti-correlated, things that are good for the environment, tend to be expensive and therefore bad for the most impoverished rung of society.

So fundamentally, that’s been one of the big challenges and it’s difficult also to see unintended consequences. You know, what are the unintended consequences of stopping drilling in the United States for oil or putting roadblocks to drilling for oil in the United States? The unintended consequences for that are encouraging drilling in Venezuela, Iran and Russia. Three places where I do not believe they do a better job for the environment when they’re drilling for oil.

So there are different challenges. ESG as a investment strategy is evolving and maturing and going through growing pains. It’s a lot of bull gold, but it’s a challenge. What is nice about this project is that it’s an environmental solution that should be cheaper than the alternative. Because we are processing the ore (the concentrate) under pressure, we don’t need as high a temperature. Because it’s not as high a temperature, we could have 70-80% less energy consumption and that makes it greener. So not every green solution requires a green premium. This is a situation where the E and the S are not anti-correlated. Which is nice.

David Greely

Sounds like a win. I wanted to ask you, maybe with the need to protect business models, this is a bad question, but I was curious what you could tell us about the opportunities and investments you’re looking towards next and potentially, you know, what have you learned with your initial investment that you’ll carry with you going forward?

John Dowd

You know, what I learned from this investment is, you know, it’s what I learned from Fidelity, which is fundamentally investing with strong management team is the way to go. You know, I’ve been working with this management team for about a year now, working on this deal, and I have absolutely the utmost respect for the management team. They are tireless, right?

They just keep moving forward in spite of market volatility, nickel price volatility. You know, business is challenging and they find a way to just move forward and move forward and move forward. They have kept their eye on the goal the entire time and have dogmatically pushed it forward. And I think that’s commendable. In terms of other opportunities, there are lots.

There are a lot of companies that we met with, that we did due diligence on, that you know, maybe they weren’t quite ready to go public, maybe they hadn’t fully de-risked the technology. Maybe they hadn’t achieved the scale of cashflow necessary to move forward. They’re out there.

There’s a fundamental need for more capital to be going into this space. Wall Street hates spending money. Wall Street loves positive free cash flow. That’s a challenge, right? It’s by definition, a challenge. How do you get companies that don’t have cash flow funding? And yet society needs more money to be invested in moving the supply chain out of China.

Society needs more money to be spent cleaning up dirty industries. And society needs more money to be spent eradicating bottlenecks to supply chains for clean energy. So we need a lot more money to be spent. And the challenge is that Wall Street’s a little bit more conservative and prefers companies that are already delivering cash flow and self-sufficient and self-funding. If that’s the constraint, we’re going to add a decade or two to the energy transition, and that’s fundamentally bad for the environment. So I think it’s very important that we as a society figure out how to fund these companies and fund these projects as quickly as possible. Obviously, we want them de-risked as much as possible. We need to have teams of people who are capable of doing the due diligence and de-risking the projects, who are putting their own capital behind it, who are moving forward and bringing these companies to Wall Street.

So basically, what we’re trying to do.

[END OF TRANSCRIPT]

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen Investments Corporation (“GoGreen”) and Lifezone Holdings Limited (“Lifezone Metals”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of Lifezone Metals’ proprietary hydromet mineral processing technology (the “Hydromet Technology”) and the development of, and processing of mineral resources at, the Kabanga Project, and other statements that are not historical facts.

These statements are based on the current expectations of GoGreen and/or Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GoGreen and Lifezone Metals. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by GoGreen’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Lifezone Metals or GoGreen for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Lifezone Metals and GoGreen; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga Project; the effects of competition on Lifezone Metals’ business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromet Technology. Accordingly, Lifezone Metals’ Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

Additional Information and Where to Find It

In connection with the business combination, Lifezone filed a registration statement on Form F-4 (File No. 333-271300) (as amended, the “Registration Statement”) with the SEC, which includes a preliminary prospectus and preliminary proxy statement and, after the Registration Statement is declared effective, GoGreen will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that GoGreen will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, ALL AMENDMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of GoGreen as of a record date to be established for voting on the business combination. Shareholders of GoGreen will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

Lifezone, Lifezone Metals, GoGreen and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of GoGreen’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Lifezone, Lifezone Metals, GoGreen in the Registration Statement. Information about GoGreen’s directors and executive officers is also available in GoGreen’s filings with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.